UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number     333-135860-01

KeyCorp Student Loan Trust 2006-A

(Exact name of registrant as specified in its charter)

c/o KeyBank National Association, 4910 Tiedeman Rd., 6th Floor, OH 44114, Attn: Richard Vonk (216) 813-7805

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate I-A-1 Asset-Backed Notes, Floating Rate I-A-2 Asset-Backed Notes, Floating Rate
I-B Asset-Backed Notes, Floating Rate II-A-1 Asset-Backed Notes, Floating Rate II-A-2 Asset-Backed
Notes, Floating Rate II-A-3 Asset-Backed Notes, Floating Rate II-A-4 Asset-Backed Notes, Floating
Rate II-B Asset-Backed Notes, Floating Rate II-C Asset-Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒
     Approximate number of holders of record as of the certification or notice date:      47
     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charger) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 29, 2007	By:	/s/ Eva Wingler

Eva Wingler, Senior Vice
President of KeyBank National
Association as Administrator of
KeyCorp Student Loan Trust 2006-A
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 2069 (12-04)